Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

September 16, 2019

Via EDGAR, Email and FedEx

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	AMAG Pharmaceuticals, Inc.

Preliminary Consent Revocation Statement

Filed September 10, 2019

File No. 001-10865

Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12

Filed September 12, 2019

File No. 001-10865

Dear Mr. Hindin:

On behalf of our client, AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 13, 2019, with respect to the Preliminary Consent Revocation Statement on Schedule 14A filed with the Commission on September 10, 2019, File No. 001-10865 (the “Preliminary Consent Revocation Statement”).

Concurrently with the submission of this letter, we have publicly filed an amended Preliminary Consent Revocation Statement (the “Amended Preliminary Consent Revocation Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to the Amended Preliminary Consent Revocation Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Amended Preliminary Consent Revocation Statement.

Consent Revocation Statement

Q: Why Am I Receiving This Consent Revocation Statement? Page 1

1.	Please revise the disclosure here and throughout the consent revocation statement to reference the actual date, June 21, 2019, that Caligan became a stockholder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Amended Preliminary Consent Revocation Statement and throughout the Amended Preliminary Consent Revocation Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

September 16, 2019

Q: What Should I Do to Revoke My Consent..., page 2

2.	Disclosure in this paragraph includes the phrase “REVOKE MY REQUEST.” It appears the intention was to refer to “REVOKE MY CONSENT.” Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 2 of the Amended Preliminary Consent Revocation Statement to change the phrase “REVOKE MY REQUEST” to “REVOKE MY CONSENT.”

Q: What is the Effect of Delivering a Green Consent Revocation Card? Page 2

3.	Please revise the disclosure here and on the consent revocation card itself to indicate the effect of marking “Do Not Revoke My Consent,” including the effect such action has on a previously submitted consent.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 3 of the Amended Preliminary Consent Revocation Statement and the consent revocation card accordingly.

4.	Please revise the disclosure to indicate the legal basis for why an “Abstain” vote would have the effect of revoking a consent.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Amended Preliminary Consent Revocation Statement accordingly.

Reasons to Reject the Caligan Proposals, page 5

5.	Disclosure indicates that the Company recommends the rejection of Proposal 4 because “we do not believe that indefinitely capping the size of the Board of Directors is clearly in the best interests of our stockholders.” It is our understanding that the size of the Board is not capped “indefinitely.” For example, if Proposal 4 passes, the Board size can be increased by a majority of the outstanding stockholder vote or by the Board (whether or not Proposal 5 passes). Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Amended Preliminary Consent Revocation Statement accordingly.

Form of Consent Revocation

6.	Please refer to the following disclosure: “If no box is marked for a proposal, the undersigned will be treated as having revoked its consent....” Please revise this statement to conform to the standards specified in Exchange Act Rule 14a-4(b), or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 3 of the Amended Preliminary Consent Revocation Statement and the consent revocation card to describe the discretionary authority conferred by the consent revocation card in boldface type.

United States Securities and Exchange Commission

Division of Corporation Finance

September 16, 2019

Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12

7.	The included press release contains the statement “...[the Company] is concerned that certain actions pushed by Caligan may be destructive to the long-term value of the Company.” Please identify such actions and provide support for such opinion or refrain from making such generalized statements in future filings.

Response: The Company respectfully advises the Staff that the actions to which the Company was referring include removing four incumbent directors, which would result in a board of directors where six of the nine directors have joined only in the past 6 months. The management of the Company believes that this may be destructive to the long-term value of the Company based on its knowledge of the Company’s products and strategic goals. In future filings, we will be more specific.

*     *     *     *     *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Joseph D. Vittiglio, Esq.
Executive Vice President and General Counsel
AMAG Pharmaceuticals, Inc.